January 9, 2020

Robert Malasek
Chief Financial Officer
AXIM Biotechnologies, Inc.
45 Rockefeller Plaza
20th Floor, Suite 83
New York, NY 10111

       Re: AXIM Biotechnologies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 8, 2019
           File No. 000-54296

Dear Mr. Malasek:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences